Room 4561
								September 16, 2005

Mr. William J. Donovan
Chief Financial Officer
Guardian Technologies International, Inc.
516 Herndon Parkway, Suite A
Herndon, VA  20170

Re:	Guardian Technologies International, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Fiscal Quarters Ended March 31 and June 30, 2005
Forms 8-K filed on March 31 and May 23, 2005
		File No. 0-28238

Dear Mr. Donovan:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended December 31, 2004

Item 1.  Description of Business
1. We note, under the "General" subsection, the description of your business prior to the reverse acquisition by RJL Marketing Services,
Inc. in June 2003. In future filings, please consider also providing under the "General" subsection a brief description of your current business, including your current principal products or services, major customers, and competitive business conditions.
2.
We note your extensive recitation of data from various HSRC reports, including information regarding the overall market potential for baggage screening, people portals, and cargo scanning that total billions of dollars. In future filings, please discuss the market potential for your specific business offerings, especially as it relates to threat detection technologies and your intelligent imaging informatics ("3i") technology.
3. Similarly, we note your recitation of data relating to the healthcare systems market, indicating that this market totals in the billion and trillion dollars. In future filings, please discuss the market potential for your specific business offerings, especially as it relates to your radiology information systems (RIS) and picture archiving and communication systems (PACS) technologies.

Item 6.  Management`s Discussion and Analysis or Plan of
Operations
4. In future filings, please consider including an "Overview" section describing the most important matters on which you are focusing in evaluating your financial condition and operating performance. To enhance an investor`s understanding of your business, you should provide insight regarding challenges and risks on which you are focused in both the short and long term, the steps you are taking to address these challenges, as well as material opportunities. See
Section III.A of SEC Release 33-8350. Likewise, include a discussion of any going concern opinion issued by your independent accountant and your ability to meet your financial requirements for the twelve months period following the date of the financial statements.

Results of Operations
5. Throughout the Results of Operations section, you refer to two or more factors that contributed to material changes over the reported periods. In future filings, please quantify the amount of the changes contributed by each of the factors or events that you identify. For example, rather than simply using the terms "due in large part" or "principally due to" in describing changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835.

Stock-Based Compensation Expense
6. We note that in 2004 you recognized stock compensation to outside
consultants of $15,062,291.  Your disclosures elsewhere in the filing
suggest that your accounting for this expense is based on EITF 96-
18
which requires attribution according to FIN 28. Provide us with your computations to support that your accounting complies with both EITF
96-18 and FIN 28. Similarly address your accounting for the consulting stock compensation recorded in the interim period ended June 30, 2005.

Selling, General and Administrative Expenses
7. We note that you have concluded that capitalizing staff and consultancy costs incurred in the development of PinPoint and FlowPoint was inappropriate because of the difficulty in assigning costs accurately to the various software products and versions being developed. Please tell us how your accounting policy for software development costs complies with the guidance in SFAS 86. In this regard, please address when technological feasibility was established for these products and how your treatment of these costs is consistent with paragraphs 3 through 6 of SFAS 86. Please note that the difficulty in accurately assigning costs should not change the accounting required by SFASF 86.

Item 8A.  Controls and Procedures
8. Your disclosure in the first paragraph suggests that the disclosure controls and procedures that were evaluated by your chief executive officer and chief financial officer were narrower than the disclosure controls and procedures defined by Rules 13a-15(e) and 15d-15(e). Please clarify, if true, that for the period covered by the report, your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Tell us how you considered
Exchange Act Rule 13a-15(e) and 15d-15(e) in your disclosures.
9. We note your statements in the third paragraph of this section that discuss the limitations on the effectiveness of controls, including that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Tell us how you considered the requirements of Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 that requires you to indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.
10. You disclose that there were no "significant changes" in your internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation. In this regard, tell us how you considered the disclosure requirements of
Item 308(c) of Regulation S-B and whether there was "any change" that
"has materially affected or was reasonably likely to materially affect," your internal controls over financial reporting.
11. Please be advised that the above comments related to Controls and
Procedures are also applicable for the above-referenced Form 10-
QSBs.

Exhibits
12. Please tell us whether you have written agreements relating to your product partnerships with IBM, Eizo Nanao Technologies, Motion
Computing, AVNET, and NeuroStar Solutions for FlowPoint RIS/PACS and, if so, provide us with an analysis of the need to file these agreements.
13. Please file as an exhibit the Exclusive Teaming Agreement with Lockheed Martin Systems Integrated Division.

Consolidated Statements of Operations
14. Explain why the amortization of intangibles for 2005 is significantly greater than the expected amortization of the intangible assets you disclose under the heading GOODWILL AND INTANGIBLE ASSETS. Also, explain why you have classified all of your amortization of intangibles outside of cost of sales, including the software technology you acquired in the Wise acquisition. Tell us how your presentation complies with FASB Staff Implementation Guide,
Statement 86, Question 17. Similarly address the classification of the impairment of software technology. Refer by analogy to EITF 96-
9. Also, clarify where you have classified the amortization of intangibles in your results for the quarter ended June 30, 2005, as the amounts included in the line item `amortization of intangibles` is significantly less than the expected amortization.
15. Separate income statement classifications based solely on the form of consideration is not appropriate (i.e., amortization of stock compensation). Tell us why you have not classified the stock compensation costs to the appropriate line items based on the function of the individual who received the benefit (i.e., cost of revenue, selling, general and administrative, etc.).

Notes to Consolidated Financial Statements

Stockholders` Equity
16. For each investment transaction described in this footnote, as well as equity transaction that occurred during the interim period ended June 30, 2005, tell us whether the equity issuances were made at prices below the fair value of your common stock. For issuances at prices below fair value, tell us the differences between the fair value of the securities issued and consideration received, whether the Company received any additional value not reflected in the consideration and the business purpose for the issuances below fair value.

Acquisitions

Difference Engines Corporation
17. With regard to the $1,498,731 impairment recognized in 2004, demonstrate how your disclosures comply with paragraph 46 of SFAS No.
142.
18. Tell us how you have accounted for the 587,000 shares issued in the Difference Engines transaction, which appear to be subject to redemption that is not solely within your control and explain how you have considered the guidance in EITF Topic D-98. We further note that you released the lock up restrictions on these shares. Please tell us more about the changes in the terms of these shares and how you have accounted for those changes. Clarify whether the holder of these shares continues to have the right to demand redemption of the shares.

Wise Systems, Ltd.
19. With regard to the software technology valued at $2,264,630 and recorded as an intangible asset acquired in the Wise Systems transaction, we have the following comments:

a. Describe the method used for valuing this intangible asset and provide us with the analysis supporting the initial valuation.

b. Tell us when you last performed an impairment analysis of your capitalized software development assets and provide us with your analysis. Demonstrate that the capitalized software is not impaired in light of the limited revenues and negative margins you have recognized. Refer to paragraph 10 of SFAS 86.

Forms 10-QSB for the quarters ended March 31, 2005 and June 30,
2005

Liquidity and Capital Resources


Cash Flows from Operating Activities, page 16 (March 31, 2005 Form 10-Q) page 17 (June 30, 2005 Form 10-Q)
20. It appears that your measure of "adjusted net loss" is a non-GAAP liquidity measure. Tell us how your presentation of this measure complies with Item 10(h) of Regulation S-B. Similarly address the presentation of "net loss after adjustment` in your discussion on net cash in operations in your Form 10-K.

Item 4. Controls and Procedures
21. We note the conclusion of the chief executive officer and chief financial officer that the company`s disclosure controls and procedures were effective as of the end of each of the periods ending
March 31, 2005 and June 30, 2005. In reaching this conclusion, please advise us of the consideration given to the following:

a. that the Form 10-KSB for the year ended December 31, 2004 was not timely filed under Rule 12b-25;

b. that the Form 10-KSB for the year ended December 31, 2004 as originally filed failed to include the company`s financial statements and footnotes; and

c. that the Form 10-QSB for the quarter ended March 31, 2005 was not timely filed under Rule 12b-25.

As noted in our comment above, disclosure controls and procedures means controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms.

Forms 8-K filed on March 31, 2005 and May 23, 2005
22. We note your statements that the EGC Agreement includes a $10 million guarantee of revenues over a three-year period of time. Tell us how you are accounting for, or intend to account for, the EGC distributor agreement for revenue recognition purposes in each of its three years. Tell us the amounts of revenue recognized as a result of this arrangement since its inception. In addition, tell us the differences between "Rental Licenses" and "Lease-to-Ownership Licenses" and how your revenue recognition policy differentiates between them. Given the significance of this agreement, explain why there is no apparent discussion of it in your June 30, 2005 Form 10-
QSB.


As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tamara Tangen, Staff Accountant, at (202)
551-
3443 or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-
3453
if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3488.

      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting
Mr. William J. Donovan
Guardian Technologies International, Inc.
September 16, 2005
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